

November 29, 2010

Mr. David (Dadi) Avner
Chief Financial Officer
Inksure Technologies Inc.
P.O. Box 7006
Audubon, PA 19407

> **Re: Inksure Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010,**
> **and September 30, 2010**
> **File No. 000-24431**

Dear Mr. Avner:

We have reviewed your response letter dated November 17, 2010 and have the following comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements, page 3

Condensed Consolidated Statements of Cash Flows, page 5

1.   In future filings, please revise the line containing the gain to specifically indicate that the $5,881,000 was a gain from the extinguishment of convertible debt.

Note 3. Debt Restructuring and Closing of Private Placement, page 6

2.   In future filings, please revise the first paragraph of your footnote to clarify that:
- $8,881,000 in convertible notes was retired for $3,000,000, resulting in a gain of $5,881,000; and
- The $2,000,000 paid by the investors to the note holders was reflected as notes payable to such investors, subsequent to the transaction noted in the first bullet above.

As part of your response, please provide us with your expected disclosure revisions.
Please also revise liquidity and capital resources on page 10 accordingly.

Mr. David (Dadi) Avner
Inksure Technologies Inc.
November 29, 2010
Page 2

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

General

3.   In future annual and quarterly filings please:
   * expand your discussion of revenues to address and quantify the impact that volume sold and/or selling price had on fluctuations in sales from period-to-period; and
   * discuss and quantify your material costs, sub-contractor costs, and any other costs that significantly impact changes in cost of revenues from period-to-period.
   See Sections 501.04 and 501.12 of the Codification of Financial Reporting Policies for guidance.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief